SEC MAIL PROCESSING
RECEIVED
NOV 2003
WASH, D.C.

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.	0001021913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 20, 2003, Series 2003-SC1	333-109272

Name of Person Filing the Document
(If Other than the Registrant)

03038461

PROCESSED
NOV 21 2003
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Michael Schloessmann
Title: Vice President

Dated: November 20, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$212,847,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES,
SERIES 2003-SC1

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: November 18, 2003*

$212,847,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-SC1

Class (1)	Principal Balance (2)	WAL Call/Mat (3)	Payment Window (Mos) Call/Mat (3)	Expected Ratings (S&P/Moody's) (4)	Last Scheduled Distribution Date	Certificate Type
A-1	120,000,000	1.08 / 1.08	1-28 / 1-28	AAA/Aaa	July 2018	Floating Rate Senior Sequential
A-2	36,975,000	4.12 / 4.68	28-82 / 28-176	AAA/Aaa	Feb 2030	Floating Rate Senior Sequential
A-IO	31,927,000(5)		1-18 / 1-18	AAA/Aaa	May 2005	Fixed Rate NAS IO
M-1	20,220,000	5.17 / 5.66	46-82 / 46-163	AA+ /Aa2	Aug 2027	Floating Rate Mezzanine
M-2	16,496,000	4.81 / 5.27	41-82 / 41-152	A+ / A2	Sep 2023	Floating Rate Mezzanine
M-3	3,193,000	4.73 / 5.17	40-82 / 40-138	A / A3	Mar 2023	Floating Rate Mezzanine
M-4	5,853,000	4.70 / 5.12	39-82 / 39-134	A- / Baa1	Feb 2023	Floating Rate Mezzanine
M-5	6,918,000	4.67 / 5.04	38-82 / 38-126	BBB / Baa2	Dec 2022	Floating Rate Mezzanine
B	3,192,000	4.66 / 4.95	38-82 / 38-112	BBB- / Baa3	Jun 2022	Floating Rate Subordinate
C	N/A			Not Offered		
P	N/A			Not Offered		
Total:	$212,847,000					

(1) *The margins on the Class A-1 and Class A-2 Certificates (the "**Class A Certificates**") double and the respective margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "**Subordinate Certificates**") are equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *Rating Agency Contacts: Standard & Poors, Julia Clements, 212.438.7647; Moody's, Andrew Lipton 212.553.7103.*
(5) *The Class A-IO Certificates are notional amount certificates and will accrue interest on their notional balance at an annual rate of (a) 4.75% during the first 18 months and (b) commencing in the 19th month, and in each month thereafter, 0.00%. The Notional Balance of the Class A-IO Certificates will be equal $31,927,000 during the first 18 months and zero thereafter.*

Trust: Asset-Backed Certificates, Series 2003-SC1.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc ("***Countrywide***").

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), Merrill Lynch, Fenner & Smith Incorporated (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1 Certificates, Class A-2 Certificates and Class A-IO Certificates (together, the "***Senior Certificates***") and (ii) the Subordinate Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***."

The Class A-IO Certificates have a scheduled notional balance as set forth in the table above, accrue interest on their notional balance for the first eighteen periods and are not entitled to payments of principal. The Class A-IO Certificates will not be entitled to any distributions following the eighteenth Distribution Date.

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates***."

Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of November 1, 2003.
Cut-off Date:	As to any Mortgage Loan, the later of November 1, 2003 and the origination date of such Mortgage Loan.
Expected Pricing Date:	November [19], 2003.
Expected Closing Date:	November [25], 2003.
Expected Settlement Date:	November [25], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in December 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates (other than the Class A-IO Certificates) will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates (other than the Class A-IO Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The Interest Accrual Period for each Distribution Date with respect to the Class A-IO Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates will not constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	100% PPC. With respect to the Mortgage Loans, 100% PPC assumes 4% CPR in month 1, an additional 1/11th of 24% CPR for each month thereafter, building to 28% CPR in month 12 and remaining constant at 28% CPR thereafter
Mortgage Loans:	As of the Sample Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $212,847,047 (the "Sample Pool"), substantially all of which were fixed rate, closed-end, second lien Mortgage Loans (the "***Mortgage Loans***"). It is expected that (a) additional Mortgage Loans may be delivered to the Trust on the Closing Date and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the Trust or may otherwise be deleted from the Sample Pool and therefore may not be delivered to the Trust on the Closing Date. However, it is not expected that the characteristics of the pool of Mortgage Loans delivered to the Trust on the Closing Date will vary materially from the characteristics of the Sample Pool. See the attached collateral descriptions for additional information.

Pass-Through Rate:

The Pass-Through Rate on each Class of Offered Certificates (other than the Class A-IO Certificates) will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class and (b) the Net Rate Cap.

The Pass-Through Rate on the Class A-IO Certificates will equal (i) 4.75% during the first 18 months and (ii) commencing in the 19th month, and in each month thereafter, 0.00%.

Adjusted Net Mortgage Rate:

The *"**Adjusted Net Mortgage Rate**"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the ***"Expense Fee Rate"***).

Net Rate Cap:

The *"**Net Rate Cap**"* for the Offered Certificates (other than the Class A-IO Certificates) is equal to (a) the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans minus (b) the product of (i) the Class A-IO Certificate Rate and (ii) a fraction, the numerator of which is the Notional Balance of the Class A-IO Certificates and the denominator of which is the unpaid principal balance of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover:

On any Payment Date on which the amount of interest received by any Class of Offered Certificates (other than the Class A-IO Certificates) is determined in accordance with clause (b) of the definition of Pass-Through Rate, the excess of: (a) the amount of interest that would have accrued on the Certificates during the related Interest Accrual Period had the rate not been so limited, over (b) the amount of interest accrued on the Certificates during such period at the Net Rate Cap, and the aggregate of any such shortfalls from previous Distribution Dates, together with accrued interest thereon (at the then applicable Pass-Through Rate, excluding the Net Rate Cap for such class of Certificates), will be paid on subsequent Distribution Dates to the extent funds are available therefore.

Cap Contract:

The Trust will include a Corridor Contract for the benefit of the Offered Certificates (the ***"Corridor Contract"***) as set forth below:

Corridor Contract	*Initial Notional Amount*	*1 Month LIBOR Strike (Per Annum)*	*1 Month LIBOR Ceiling (Per Annum)*
Corridor Contract	$3,192,000	Periods 1-18: 2.87% Periods 19-85: 3.58%	Periods 1-18: 5.37% Periods 19-85: 6.08%

After the Closing Date, the notional amount of the Corridor Contract will remain at the Initial Notional Amount until the payment date in January 2011, when the Notional Amount will equal zero. With respect to each Distribution Date, payments received on the Corridor Contract will be available to pay first, the holders of the Class B Certificates the related Net Rate Carryover, then the holders of the remaining Offered Certificates (other than the Class A-IO Certificates) pro rata, based on certificate principal balance. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the holder of the Class C Certificates and will not be available for payments on the Certificates thereafter.

Credit Enhancement:

Class	S&P/ Moody's	Credit Enhancement (at the Initial Target) (1)
Senior Certificates	AAA/Aaa	31.00%
Class M-1	AA+/Aa2	21.50%
Class M-2	A+/A2	13.75%
Class M-3	A/A3	12.25%
Class M-4	A-/Baa1	9.50%
Class M-5	BBB/Baa2	6.25%
Class B	BBB-/Baa3	4.75%

(1) Reflects total credit enhancement after O/C has been fully funded; it is expected that there will be little or no Overcollateralization on the Closing Date.

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1. Subordination. The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, Certificates with a higher numerical Class designation will be subordinate to, and provide credit support for, those Certificates with a lower numerical designation. The Class B Certificates will be deemed to have the highest numerical Class designation.

2. Overcollateralization. The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("***O/C***"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

3. Excess Cashflow. ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1) and 2) as described under "Certificates Priority of Distributions."

Overcollateralization Target:

Prior to the Stepdown Date, the initial Overcollateralization Target will be zero and will remain at zero through the Distribution Date occurring in December 2003, after which time the required Overcollateralization Target will be equal to 4.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Target"***).

On or after the Stepdown Date, the required Overcollateralization target will be equal to 9.50% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described below) is in effect on the related Distribution Date, the O/C target will be equal to the O/C target on the Distribution Date immediately preceding the current Distribution Date.

Delinquency Trigger Event: With respect to the Certificates, a ***"DelinquencyTrigger Event"*** will occur if the product of (a) 8.86 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage.

As used above, the "Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the certificate principal balance of the most senior class of Certificates as of the preceding master servicer advance date, and (b) the current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger Event: With respect to the Certificates, a ***"Cumulative Loss Trigger Event"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Distribution Date	Percentage
December 2006 – September 2007.........	4.25% with respect to December, 2006, plus an additional 1/12th of 2.75% for each month thereafter until September 2007
October 2007 – November 2007............	6.50%
December 2007 – November 2008.........	7.00%
December 2008 – November 2009..........	7.50%
December 2009 – and thereafter............	8.25%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates are reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in December 2006

b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 38.00% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) first, current and unpaid interest, to the Senior Certificates, *pro rata* based on their respective interest distribution amounts, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, to the Class A Certificates and Subordinate Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as principal to the Class A Certificates and Subordinate Certificates to build or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
5) Any remaining Excess Cashflow, to pay Net Rate Carryover remaining after application of proceeds from the Cap contract, as provided below;
6) To the Class C Certificates, any remaining amounts.

Proceeds from the Cap Contract will be available to cover Net Rate Carryover and shall be distributed first to the Class B Certificates and next to the remaining Offered Certificates (other than the Class A-IO Certificates) on a pro rata basis, based on the certificate principal balances thereof, to the extent needed to pay any Net Rate Carryover for each such class; provided that any proceeds of the Cap Contract remaining after such allocation will be distributed to each class of Offered Certificates (other than the Class B and Class A-IO Certificates) with respect to which there remains any unpaid Net Rate Carryover pro rata, based on the amount of such unpaid Net Rate Carryover, until reduced to zero.

To the extent any Net Rate Carryover is not covered by proceeds from the Cap Contract, Excess Cashflow available to cover Net Rate Carryover shall first be distributed to the Certificates then entitled to Net Rate Carryover amounts on a pro rata basis, based on the certificate principal balances thereof, to the extent needed to pay any Net Rate Carryover for each such class; provided that any Excess Cashflow remaining after such allocation will be distributed to each class of Offered Certificates with respect to which there remains any unpaid Net Rate Carryover pro rata, based on the amount of such unpaid Net Rate Carryover, until reduced to zero.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (as described above) is in effect on any Distribution Date, 100% of the available principal funds will be paid, sequentially, to the Class A Certificates, provided, however, that if the Class A Certificates have been retired, such amounts will be applied sequentially to the Subordinate Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event (as described above) is not in effect on such Distribution Date, the Class A and Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, sequentially, to the Class A Certificates from principal collections on the Mortgage Loans, such that the sum of the unpaid principal balance of the Class A-1 and Class A-2 Certificates will have 62.00% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 43.00% subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 27.50% subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 24.50% subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 19.00% subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 12.50% subordination and (vii) seventh, to the Class B Certificates, such that the Class B Certificates will have 9.50% subordination; in each case subject to the O/C floor.

All prepayment penalties collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

[Yield/Discount Margin Tables and Collateral Tables to Follow]

Class A-IO Yield Table (%)

Class A-IO (To Call/Mat)

Coupon 4.75%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
Yield @ 6.61606	3.500	3.500	3.500	3.500	3.500
First Payment	Dec03	Dec03	Dec03	Dec03	Dec03
Last Payment	May05	May05	May05	May05	May05

Discount Margin Tables (%) (1)

Class A-1 (To Call)

Margin	0.25%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	25	25	25	25	25
WAL (yr)	9.26	1.31	1.08	0.76	0.65
MDUR (yr)	8.61	1.31	1.08	0.76	0.65
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Jul18	Oct06	Mar06	May05	Feb05

Class A-1 (To Maturity)

Margin	0.25%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	25	25	25	25	25
WAL (yr)	9.26	1.31	1.08	0.76	0.65
MDUR (yr)	8.61	1.31	1.08	0.76	0.65
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Jul18	Oct06	Mar06	May05	Feb05

Class A-2 (To Call)

Margin	0.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	50	50	50	50	50
WAL (yr)	15.00	5.87	4.12	1.89	1.54
MDUR (yr)	13.38	5.61	3.99	1.88	1.53
First Prin Pay	Jul18	Oct06	Mar06	May05	Feb05
Last Prin Pay	Nov19	May12	Sep10	Mar06	Sep05

Class A-2 (To Maturity)

Margin	0.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	52	54	55	50	50
WAL (yr)	15.57	6.50	4.68	1.89	1.54
MDUR (yr)	13.82	6.14	4.47	1.88	1.53
First Prin Pay	Jul18	Oct06	Mar06	May05	Feb05
Last Prin Pay	Feb30	Jul18	Jul18	Mar06	Sep05

(1) See definition of Pricing Prepayment Speed above.

Class M-1 (To Call)

Margin 0.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	70	70	70	70	70
WAL (yr)	14.97	5.70	5.17	4.01	3.27
MDUR (yr)	13.16	5.41	4.95	3.89	3.19
First Prin Pay	Jul18	Feb07	Sep07	Mar06	Sep05
Last Prin Pay	Nov19	May12	Sep10	Mar08	Apr07

Class M-1 (To Maturity)

Margin 0.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	71	73	73	76	76
WAL (yr)	15.44	6.27	5.66	4.98	4.06
MDUR (yr)	13.50	5.89	5.38	4.76	3.92
First Prin Pay	Jul18	Feb07	Sep07	Mar06	Sep05
Last Prin Pay	Aug27	Jul18	Jun17	May13	Jun11

Class M-2 (To Call)

Margin 1.70 %

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	170	170	170	170	170
WAL (yr)	14.97	5.68	4.81	3.52	2.74
MDUR (yr)	12.20	5.20	4.48	3.35	2.64
First Prin Pay	Jul18	Jan07	Apr07	Oct06	Feb06
Last Prin Pay	Nov19	May12	Sep10	Mar08	Apr07

Class M-2 (To Maturity)

Margin 1.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	172	176	176	176	176
WAL (yr)	15.39	6.24	5.27	3.82	2.99
MDUR (yr)	12.46	5.63	4.85	3.61	2.86
First Prin Pay	Jul18	Jan07	Apr07	Oct06	Feb06
Last Prin Pay	Sep23	Jul18	Jul16	Dec11	Apr10

Class M-3 (To Call)

Margin	2.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	200	200	200	200	200
WAL (yr)	14.97	5.67	4.73	3.31	2.61
MDUR (yr)	11.92	5.14	4.37	3.14	2.50
First Prin Pay	Jul18	Jan07	Mar07	Sep06	Jan06
Last Prin Pay	Nov19	May12	Sep10	Mar08	Apr07

Class M-3 (To Maturity)

Margin	2.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	202	207	207	207	207
WAL (yr)	15.38	6.22	5.17	3.59	2.84
MDUR (yr)	12.17	5.55	4.71	3.38	2.70
First Prin Pay	Jul18	Jan07	Mar07	Sep06	Jan06
Last Prin Pay	Mar23	Jan18	May15	Mar11	Sep09

Class M-4 (To Call)

Margin	2.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	250	250	250	250	250
WAL (yr)	14.97	5.67	4.70	3.25	2.57
MDUR (yr)	11.49	5.05	4.28	3.05	2.44
First Prin Pay	Jul18	Dec06	Feb07	Jul06	Dec05
Last Prin Pay	Nov19	May12	Sep10	Mar08	Apr07

Class M-4 (To Maturity)

Margin	2.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	252	258	258	258	259
WAL (yr)	15.38	6.19	5.12	3.52	2.78
MDUR (yr)	11.71	5.42	4.59	3.27	2.63
First Prin Pay	Jul18	Dec06	Feb07	Jul06	Dec05
Last Prin Pay	Feb23	Sep17	Jan15	Dec10	Jul09

Class M-5 (To Call)

Margin 3.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	300	300	300	300	300
WAL (yr)	14.97	5.66	4.67	3.19	2.52
MDUR (yr)	11.08	4.96	4.19	2.97	2.38
First Prin Pay	Jul18	Dec06	Jan07	Jun06	Nov05
Last Prin Pay	Nov19	May12	Sep10	Mar08	Apr07

Class M-5 (To Maturity)

Margin 3.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	302	309	309	309	310
WAL (yr)	15.36	6.13	5.04	3.43	2.72
MDUR (yr)	11.28	5.28	4.46	3.16	2.54
First Prin Pay	Jul18	Dec06	Jan07	Jun06	Nov05
Last Prin Pay	Dec22	Nov16	May14	Jul10	Feb09

Class B (To Call)

Margin 5.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 96.09931	592	635	650	690	722
WAL (yr)	14.97	5.67	4.66	3.15	2.50
MDUR (yr)	9.16	4.49	3.84	2.74	2.23
First Prin Pay	Jul18	Dec06	Jan07	May06	Nov05
Last Prin Pay	Nov19	May12	Sep10	Mar08	Apr07

Class B (To Maturity)

Margin 5.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 96.09931	595	643	657	696	727
WAL (yr)	15.32	6.04	4.95	3.34	2.66
MDUR (yr)	9.28	4.68	4.01	2.88	2.35
First Prin Pay	Jul18	Dec06	Jan07	May06	Nov05
Last Prin Pay	Jun22	Jul15	Mar13	Oct09	Aug08

[Collateral Tables to Follow]

Fixed $212,847,047

Detailed Report

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)		Range		
Total Number of Loans	5,341			
Total Outstanding Loan Balance	$212,847,047			
Average Loan Balance	$39,852	$114	to	$319,228
WA Mortgage Rate	9.593%	4.995%	to	14.990%
Net WAC	9.084%	4.486%	to	14.481%
WA Original Term (months)	196	60	to	360
WA Remaining Term (months)	191	18	to	358
WA LTV	95.66%	8.00%	to	100.00%
WA FICO	681			
Percentage of Pool with Prepayment Penalties at Loan Orig	50.05%			
Percentage of Pool Secured by: 1st Liens	0.68%			
Percentage of Pool Secured by: 2nd Liens	99.32%			

Top 5 States:	Top 5 Prop:	Top 5 Docs:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 49.02%	SFR: 69.86%	FULL DOC: 59.20%	PURCH: 71.82%	OOC: 97.16%	A: 90.61%	0: 49.95%
MD: 4.54%	PUD: 14.25%	STATED: 26.21%	RFCO: 22.35%	NOO: 2.51%	A-: 9.29%	6: 0.06%
FL: 4.37%	CONDO: 9.70%	REDUCED: 12.50%	REFI: 5.83%	2ND: 0.33%	B: 0.08%	12: 8.29%
VA: 3.92%	2 FAM: 3.22%	ALT DOCS: 1.24%			C: 0.02%	18: 0.08%
IL: 3.34%	4 FAM: 1.48%	SIMPLE: 0.83%				24: 24.13%
						30: 0.03%
						36: 16.04%
						42: 0.03%
						48: 0.03%
						60: 1.36%

Fixed $212,847,047

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
FIXED 15YR	$1,040,971	23	0.49	$45,260	6.250	8.750	7.220	6.711	175.38	4.00	737	56.1
FIXED 20YR	$130,499	2	0.06	$65,249	8.240	10.990	10.225	9.716	237.72	2.28	658	20.0
FIXED 5YR - 2nd	$923,157	169	0.43	$5,462	9.250	14.740	11.879	11.370	52.92	6.90	626	93.7
FIXED 10YR - 2nd	$5,106,471	469	2.40	$10,888	5.995	14.750	11.647	11.138	112.80	6.49	630	96.0
FIXED 15YR - 2nd	$24,309,935	742	11.42	$32,763	5.500	13.999	8.921	8.412	174.90	4.52	688	92.5
FIXED 20YR - 2nd	$51,562,077	1,184	24.22	$43,549	6.795	13.990	10.563	10.054	234.28	5.17	641	99.6
FIXED 30YR - 2nd	$3,793,299	91	1.78	$41,685	7.070	13.000	10.131	9.622	350.99	5.07	716	95.5
FIX30/15 BAL	$267,295	5	0.13	$53,459	6.250	7.375	6.887	6.378	176.00	4.00	758	49.1
FIX30/15 BAL - 2nd	$125,656,191	2,655	59.04	$47,328	4.995	14.990	9.233	8.724	176.20	3.80	697	95.2
FIX30/20 BAL - 2nd	$57,151	1	0.03	$57,151	10.250	10.250	10.250	9.741	238.00	2.00	633	100.0
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Original Term to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
Fixed 60	$923,157	169	0.43	$5,462	9.250	14.740	11.879	11.370	52.92	6.90	626	93.7
Fixed 120	$5,106,471	469	2.40	$10,888	5.995	14.750	11.647	11.138	112.80	6.49	630	96.0
Fixed 180	$151,274,392	3,425	71.07	$44,168	4.995	14.990	9.165	8.656	175.99	3.91	696	94.4
Fixed 240	$51,749,727	1,187	24.31	$43,597	6.795	13.990	10.562	10.053	234.29	5.16	641	99.4
Fixed 360	$3,793,299	91	1.78	$41,685	7.070	13.000	10.131	9.622	350.99	5.07	716	95.5
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
$0 - $25000	$23,522,968	1,584	11.05	$14,850	4.995	14.990	10.097	9.588	169.44	4.76	670	94.3
$25000.01 - $50000	$81,827,923	2,263	38.44	$36,159	5.500	13.999	9.580	9.071	197.15	4.36	679	96.1
$50000.01 - $75000	$62,846,310	1,030	29.53	$61,016	5.750	13.950	9.539	9.030	193.32	4.28	684	96.4
$75000.01 - $100000	$31,347,419	363	14.73	$86,357	5.750	13.750	9.693	9.184	191.32	4.10	683	96.0
$100000.01 - $ 150000	$9,751,147	83	4.58	$117,484	6.395	12.000	8.867	8.358	185.89	3.88	699	93.6
$150000.01 - $ 200000	$2,354,499	13	1.11	$181,115	6.750	11.125	8.681	8.172	176.31	3.69	694	82.4
$200000.01 - $ 250000	$877,554	4	0.41	$219,388	6.875	11.000	8.965	8.456	175.05	4.95	687	87.6
$300000.01 - $ 350000	$319,228	1	0.15	$319,228	7.125	7.125	7.125	6.616	177.00	3.00	742	85.0
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Fixed $212,847,047

Detailed Report

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
AL	$187,267	7	0.09	$26,752	7.875	11.040	10.016	9.507	192.29	3.26	657	98.6
AZ	$5,147,955	167	2.42	$30,826	5.895	13.990	10.208	9.699	205.29	4.51	676	97.7
AR	$154,486	8	0.07	$19,311	6.995	13.250	9.521	9.012	178.53	5.45	686	95.0
CA	$104,327,055	2,056	49.02	$50,743	5.750	13.250	9.560	9.051	189.64	4.38	683	95.8
CO	$4,616,526	127	2.17	$36,351	6.125	12.990	9.934	9.425	196.62	4.52	664	96.8
CT	$2,167,265	73	1.02	$29,689	6.395	13.750	10.184	9.675	190.43	4.55	661	93.0
DE	$173,079	7	0.08	$24,726	9.125	12.625	10.246	9.737	267.56	4.20	715	95.9
DC	$887,339	18	0.42	$49,297	5.870	9.950	6.914	6.405	176.97	3.03	746	90.5
FL	$9,306,575	373	4.37	$24,951	5.995	14.750	10.493	9.984	182.83	4.69	661	96.8
GA	$3,692,419	109	1.73	$33,875	4.995	13.750	8.850	8.341	186.01	3.80	693	95.7
HI	$1,187,703	30	0.56	$39,590	8.990	14.740	11.092	10.583	203.20	5.51	661	99.2
ID	$1,252,772	54	0.59	$23,199	5.995	13.500	9.486	8.977	187.03	3.84	693	95.1
IL	$7,098,666	236	3.34	$30,079	5.920	13.999	9.935	9.426	190.62	4.37	676	96.1
IN	$836,165	33	0.39	$25,338	6.670	13.000	11.114	10.605	186.29	3.50	654	99.2
IA	$538,801	22	0.25	$24,491	6.295	13.750	10.380	9.871	207.33	4.31	650	99.0
KS	$559,180	20	0.26	$27,959	6.420	12.600	10.100	9.591	221.79	3.61	655	99.1
KY	$414,443	15	0.19	$27,630	6.795	13.125	9.271	8.762	175.93	3.79	695	97.0
LA	$315,014	10	0.15	$31,501	7.500	13.625	9.645	9.136	188.14	3.85	666	92.8
ME	$105,992	5	0.05	$21,198	8.750	13.990	10.922	10.413	184.58	4.35	666	96.8
MD	$9,657,358	243	4.54	$39,742	5.500	13.950	8.427	7.918	178.34	3.63	708	92.5
MA	$4,269,442	96	2.01	$44,473	5.845	13.000	9.877	9.368	205.61	4.31	695	94.6
MI	$2,145,429	64	1.01	$33,522	6.375	13.750	10.205	9.696	197.51	4.50	661	95.8
MN	$3,497,078	102	1.64	$34,285	6.170	13.750	9.855	9.346	197.53	4.56	662	97.5
MS	$61,645	2	0.03	$30,823	9.030	9.750	9.363	8.854	206.89	5.39	667	97.6
MO	$1,134,552	48	0.53	$23,636	6.420	13.750	10.209	9.700	199.00	4.47	660	96.5
MT	$132,264	6	0.06	$22,044	6.970	13.250	10.589	10.080	206.16	4.03	685	97.0
NE	$211,566	9	0.10	$23,507	7.000	12.750	10.558	10.049	192.87	3.81	646	98.7
NV	$3,585,938	99	1.68	$36,222	6.870	13.990	10.359	9.850	200.19	5.09	657	97.4
NH	$738,816	20	0.35	$36,941	6.420	13.250	9.647	9.138	198.45	3.88	694	94.0
NJ	$4,921,974	119	2.31	$41,361	5.625	14.740	9.368	8.859	195.46	3.93	687	94.7
NM	$195,897	6	0.09	$32,649	6.245	11.125	7.985	7.476	185.23	4.46	726	82.5
NY	$6,407,722	131	3.01	$48,914	5.570	12.950	9.413	8.904	194.31	4.69	685	92.2
NC	$2,430,524	87	1.14	$27,937	5.625	13.990	9.920	9.411	191.53	4.36	667	96.9
ND	$191,371	7	0.09	$27,339	7.250	9.730	8.624	8.115	201.79	3.79	692	91.3
OH	$1,491,195	50	0.70	$29,824	6.750	13.000	10.264	9.755	193.16	4.20	665	96.8
OK	$418,886	15	0.20	$27,926	5.845	12.375	9.910	9.401	178.50	5.12	656	93.7
OR	$3,277,134	104	1.54	$31,511	6.620	13.250	9.521	9.012	200.05	3.94	675	98.5
PA	$2,624,995	82	1.23	$32,012	6.170	14.990	8.905	8.396	206.61	3.79	694	90.8
RI	$531,148	18	0.25	$29,508	7.000	12.990	10.589	10.080	202.18	3.55	713	94.5
SC	$842,064	28	0.40	$30,074	6.125	12.990	9.273	8.764	202.48	3.94	676	94.4
SD	$134,933	3	0.06	$44,978	7.250	11.125	8.068	7.559	176.00	4.00	722	77.1
TN	$1,550,471	62	0.73	$25,008	6.125	14.740	9.048	8.539	185.48	3.83	680	97.3
TX	$2,369,575	88	1.11	$26,927	7.125	13.750	10.210	9.701	195.28	4.60	662	98.5

Fixed $212,847,047

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
UT	$1,561,902	49	0.73	$31,876	6.745	12.875	10.187	9.678	195.08	5.18	661	97.4
VT	$44,024	3	0.02	$14,675	10.550	13.375	12.340	11.831	164.77	4.14	631	99.5
VA	$8,342,920	210	3.92	$39,728	5.500	13.990	8.438	7.929	181.50	3.68	703	93.9
WA	$5,782,476	166	2.72	$34,834	6.250	13.750	9.947	9.438	200.34	4.18	675	97.2
WV	$138,753	6	0.07	$23,125	6.545	12.000	10.381	9.872	182.33	4.25	651	98.7
WI	$1,157,552	47	0.54	$24,629	7.420	13.750	10.030	9.521	217.53	4.21	663	98.4
WY	$28,743	1	0.01	$28,743	10.500	10.500	10.500	9.991	233.00	7.00	593	100.0
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG LTV
50.00 or Less	$1,381,116	34	0.65	$40,621	5.845	10.990	7.270	6.761	184.73	3.66	737	33.9
50.01-55.00	$159,233	4	0.07	$39,808	6.000	9.250	6.971	6.462	176.53	3.47	732	51.6
55.01-60.00	$227,711	6	0.11	$37,952	5.750	9.000	7.823	7.314	176.96	3.04	685	58.6
60.01-65.00	$340,293	7	0.16	$48,613	6.520	8.999	8.104	7.595	198.94	3.03	710	63.3
65.01-70.00	$1,375,580	19	0.65	$72,399	6.250	11.250	8.381	7.872	175.64	4.13	690	67.9
70.01-75.00	$1,759,302	30	0.83	$58,643	5.750	12.250	8.637	8.128	182.02	4.10	672	73.0
75.01-80.00	$3,102,990	64	1.46	$48,484	5.995	13.990	7.879	7.370	176.34	4.20	715	78.5
80.01-85.00	$3,498,046	129	1.64	$27,117	5.500	13.990	7.928	7.419	177.02	4.23	704	83.8
85.01-90.00	$27,299,888	716	12.83	$38,128	4.995	14.750	8.176	7.667	179.32	3.90	710	89.3
90.01-95.00	$51,765,204	1,567	24.32	$33,035	5.750	14.990	8.970	8.461	175.86	4.38	698	94.7
95.01-100.00	$121,937,682	2,765	57.29	$44,100	6.245	13.990	10.330	9.821	201.62	4.40	665	99.8
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
4.501 - 5.000	$12,953	1	0.01	$12,953	4.995	4.995	4.995	4.486	177.00	3.00	677	90.0
5.001 - 5.500	$147,034	5	0.07	$29,407	5.500	5.500	5.500	4.991	177.14	2.56	764	86.9
5.501 - 6.000	$1,691,942	51	0.79	$33,175	5.570	6.000	5.866	5.357	176.02	3.05	758	81.6
6.001 - 6.500	$7,524,551	194	3.54	$38,786	6.020	6.500	6.331	5.822	175.79	3.22	754	87.5
6.501 - 7.000	$11,188,204	266	5.26	$42,061	6.520	7.000	6.804	6.295	176.81	3.43	739	90.4
7.001 - 7.500	$12,468,223	273	5.86	$45,671	7.020	7.500	7.326	6.817	183.85	3.77	735	90.0
7.501 - 8.000	$18,045,132	397	8.48	$45,454	7.520	8.000	7.836	7.327	185.48	3.88	724	91.6
8.001 - 8.500	$11,011,291	238	5.17	$46,266	8.040	8.500	8.305	7.796	183.93	3.89	718	94.5
8.501 - 9.000	$17,805,741	382	8.37	$46,612	8.520	9.000	8.863	8.354	192.82	4.14	698	95.7
9.001 - 9.500	$21,768,574	491	10.23	$44,335	9.020	9.500	9.351	8.842	198.26	4.20	686	97.0
9.501 - 10.000	$37,977,506	829	17.84	$45,811	9.510	10.000	9.888	9.379	199.38	4.43	651	98.4

Fixed $212,847,047

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
10.001 - 10.500	$14,026,405	317	6.59	$44,247	10.010	10.500	10.348	9.839	189.24	4.37	656	97.3
10.501 - 11.000	$17,981,437	414	8.45	$43,433	10.510	11.000	10.864	10.355	185.72	3.90	658	97.4
11.001 - 11.500	$8,716,366	263	4.10	$33,142	11.040	11.500	11.359	10.850	183.51	4.72	639	97.6
11.501 - 12.000	$11,316,992	413	5.32	$27,402	11.509	12.000	11.831	11.322	187.66	5.41	636	98.4
12.001 - 12.500	$6,066,394	331	2.85	$18,327	12.100	12.500	12.378	11.869	188.04	5.81	649	97.3
12.501 - 13.000	$10,074,166	301	4.73	$33,469	12.508	13.000	12.830	12.321	219.20	5.53	649	99.0
13.001 - 13.500	$1,613,713	55	0.76	$29,340	13.125	13.500	13.263	12.754	203.32	6.66	644	99.3
13.501 - 14.000	$3,325,383	107	1.56	$31,078	13.625	13.999	13.775	13.266	206.73	6.07	629	99.6
14.001 - 14.500	$11,157	2	0.01	$5,579	14.290	14.500	14.430	13.921	88.22	10.00	585	95.0
14.501 - 15.000	$73,882	11	0.03	$6,717	14.740	14.990	14.799	14.290	105.74	7.08	605	93.9
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
SFR	$148,703,113	3,790	69.86	$39,236	4.995	14.990	9.725	9.216	192.69	4.41	675	95.8
PUD	$30,338,168	642	14.25	$47,256	5.500	13.990	8.618	8.109	182.74	3.85	706	94.0
CONDO	$20,645,188	559	9.70	$36,932	6.020	14.740	9.521	9.012	188.85	4.31	687	97.1
2 FAM	$6,855,410	195	3.22	$35,156	6.045	13.990	10.549	10.040	191.76	4.47	681	96.4
4 FAM	$3,150,535	70	1.48	$45,008	7.170	13.000	10.514	10.005	230.74	4.33	723	93.3
3 FAM	$1,374,639	39	0.65	$35,247	7.250	12.240	9.860	9.351	178.36	3.93	710	91.2
PUDA	$881,012	21	0.41	$41,953	8.390	12.990	11.045	10.536	176.51	3.49	660	99.4
TOWN HM	$394,931	13	0.19	$30,379	7.250	12.500	9.557	9.048	188.33	4.05	680	94.7
SFA	$367,329	10	0.17	$36,733	8.625	12.990	10.267	9.758	178.94	3.36	655	98.4
HI CONDO	$136,723	2	0.06	$68,361	8.250	11.125	9.923	9.414	174.51	5.49	688	97.9
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
PURCH	$152,862,020	3,800	71.82	$40,227	5.500	14.990	9.707	9.198	191.27	4.31	684	97.2
RFCO	$47,565,730	1,205	22.35	$39,474	5.625	13.910	9.415	8.906	191.56	4.47	671	91.3
REFI	$12,419,297	336	5.83	$36,962	4.995	13.750	8.874	8.365	189.56	3.78	689	93.2
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Fixed $212,847,047

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
OOC	$206,794,639	5,025	97.16	$41,153	4.995	14.990	9.553	9.044	191.33	4.30	681	95.8
NOO	$5,350,586	289	2.51	$18,514	6.250	13.990	11.171	10.662	190.32	4.76	703	92.1
2ND HM	$701,822	27	0.33	$25,993	6.250	13.000	9.438	8.929	169.95	4.74	701	81.7
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
1 - 120	$6,134,745	643	2.88	$9,541	5.995	14.750	11.678	11.169	103.62	6.53	630	95.7
121 - 180	$151,306,823	3,424	71.09	$44,190	4.995	14.990	9.165	8.656	176.00	3.92	696	94.4
181 - 300	$51,664,515	1,185	24.27	$43,599	6.795	13.990	10.560	10.051	234.52	5.16	641	99.3
301 - 360	$3,740,964	89	1.76	$42,033	7.070	13.000	10.134	9.625	353.28	5.01	716	95.5
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
FULL DOC	$126,010,645	3,444	59.20	$36,588	4.995	14.740	9.189	8.680	190.88	4.44	674	95.5
STATED	$55,795,966	1,218	26.21	$45,809	6.600	14.990	11.044	10.535	194.04	4.12	679	98.6
REDUCED	$26,606,728	550	12.50	$48,376	6.250	13.240	8.713	8.204	185.46	4.07	716	90.7
ALT DOCS	$2,647,299	58	1.24	$45,643	7.000	10.000	7.743	7.234	175.57	4.42	743	91.8
SIMPLE	$1,776,508	70	0.83	$25,379	6.350	14.750	8.578	8.069	237.73	5.06	718	95.7
STREAMLI	$9,901	1	0.00	$9,901	9.875	9.875	9.875	9.366	176.00	4.00	652	84.0
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
801 - 820	$943,732	23	0.44	$41,032	5.750	8.500	6.759	6.250	176.14	3.41	806	74.4
781 - 800	$6,135,128	152	2.88	$40,363	5.570	12.875	7.811	7.302	183.70	4.00	788	92.5
761 - 780	$12,867,869	307	6.05	$41,915	5.500	12.875	7.767	7.258	183.66	3.63	770	92.3
741 - 760	$17,308,299	361	8.13	$47,945	5.500	13.000	7.996	7.487	186.64	3.87	750	93.5
721 - 740	$20,202,609	440	9.49	$45,915	5.625	13.000	8.379	7.870	184.05	3.78	730	94.4
701 - 720	$21,675,355	493	10.18	$43,966	5.625	13.990	8.801	8.292	184.46	3.93	710	94.8
681 - 700	$23,567,813	544	11.07	$43,323	5.625	13.240	9.081	8.572	186.50	3.95	690	95.0
661 - 680	$24,865,851	595	11.68	$41,791	4.995	14.990	9.943	9.434	190.88	4.11	670	96.7

Fixed $212,847,047

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
641 - 660	$28,877,572	753	13.57	$38,350	7.250	13.990	10.680	10.171	195.81	4.31	650	97.2
621 - 640	$29,845,977	756	14.02	$39,479	7.875	13.999	11.223	10.714	200.31	4.90	631	97.7
601 - 620	$8,004,892	292	3.76	$27,414	9.000	13.990	11.075	10.566	188.76	4.97	612	96.3
581 - 600	$17,457,578	586	8.20	$29,791	6.795	14.750	10.562	10.053	206.78	5.89	591	98.3
561 - 580	$1,094,370	39	0.51	$28,061	8.920	12.990	10.479	9.970	186.64	5.55	579	95.4
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
A	$192,865,376	4,694	90.61	$41,088	4.995	14.990	9.495	8.986	189.90	4.17	690	95.4
A-	$19,764,325	642	9.29	$30,786	6.795	14.750	10.535	10.026	204.27	5.67	598	97.9
B	$172,051	4	0.08	$43,013	8.920	13.990	10.858	10.349	175.52	4.48	579	94.8
C	$45,295	1	0.02	$45,295	11.050	11.050	11.050	10.541	238.00	2.00	613	79.9
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0	$106,325,017	2,569	49.95	$41,388	4.995	14.990	8.770	8.261	184.31	4.11	705	92.8
6	$129,744	2	0.06	$64,872	9.990	10.000	9.997	9.488	176.34	3.66	664	96.7
12	$17,643,257	340	8.29	$51,892	7.000	13.250	10.083	9.574	185.74	4.18	691	97.4
18	$160,979	2	0.08	$80,489	9.250	11.100	10.241	9.732	177.46	2.54	679	100.0
24	$51,354,375	1,517	24.13	$33,853	7.899	14.750	10.694	10.185	209.34	5.27	639	99.2
30	$58,506	2	0.03	$29,253	11.750	11.999	11.907	11.398	174.63	5.37	648	98.2
36	$34,148,754	834	16.04	$40,946	6.875	14.740	10.186	9.677	189.62	3.68	669	98.0
42	$70,922	1	0.03	$70,922	8.999	8.999	8.999	8.490	178.00	2.00	635	91.0
48	$59,941	1	0.03	$59,941	11.250	11.250	11.250	10.741	177.00	3.00	659	100.0
60	$2,895,552	73	1.36	$39,665	7.490	13.399	10.178	9.669	178.99	3.16	671	98.8
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

ABS New Transaction

Revised Computational Materials

$212,847,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-SC1

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Revised Preliminary Term Sheet *Date Revised: November 18, 2003*

$212,847,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-SC1

Class (1)	Principal Balance (2)	WAL Call/Mat (3)	Payment Window (Mos) Call/Mat (3)	Expected Ratings (S&P/Moody's) (4)	Last Scheduled Distribution Date	Certificate Type
A-1				Not Offered		
A-2	41,975,000	3.90 / 4.39	26-82 / 26-176	AAA/Aaa	Feb 2030	Floating Rate Senior Sequential
A-IO	31,927,000(5)		1-18 / 1-18	AAA/Aaa	May 2005	Fixed Rate NAS IO
M-1	20,220,000	5.17 / 5.66	46-82 / 46-163	AA+ /Aa2	Aug 2027	Floating Rate Mezzanine
M-2	16,496,000	4.81 / 5.27	41-82 / 41-152	A+ / A2	Sep 2023	Floating Rate Mezzanine
M-3	3,193,000	4.73 / 5.17	40-82 / 40-138	A / A3	Mar 2023	Floating Rate Mezzanine
M-4	5,853,000	4.70 / 5.12	39-82 / 39-134	A- / Baa1	Feb 2023	Floating Rate Mezzanine
M-5	6,918,000	4.67 / 5.04	38-82 / 38-126	BBB / Baa2	Dec 2022	Floating Rate Mezzanine
B	3,192,000	4.66 / 4.95	38-82 / 38-112	BBB- / Baa3	Jun 2022	Floating Rate Subordinate
C	N/A			Not Offered		
P	N/A			Not Offered		
Total:	**$212,847,000**					

*(1) The margins on the Class A-1 and Class A-2 Certificates (the **"Class A Certificates"**) double and the respective margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the **"Subordinate Certificates"**) are equal to 1.5x the related original margin after the Clean-up Call date.*
(2) The principal balance of each Class of Certificates is subject to a 10% variance.
(3) See "Pricing Prepayment Speed" below.
(4) Rating Agency Contacts: Standard & Poors, Julia Clements, 212.438.7647; Moody's, Andrew Lipton 212.553.7103.
(5) The Class A-IO Certificates are notional amount certificates and will accrue interest on their notional balance at an annual rate of (a) 4.75% during the first 18 months and (b) commencing in the 19th month, and in each month thereafter, 0.00%. The Notional Balance of the Class A-IO Certificates will be equal $31,927,000 during the first 18 months and zero thereafter.

Trust: Asset-Backed Certificates, Series 2003-SC1.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), Merrill Lynch, Fenner & Smith Incorporated (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1 Certificates (which are not offered pursuant to this document), Class A-2 Certificates and Class A-IO Certificates (together, the "***Senior Certificates***") and (ii) the Subordinate Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

The Class A-IO Certificates have a scheduled notional balance as set forth in the table above, accrue interest on their notional balance for the first eighteen periods and are not entitled to payments of principal. The Class A-IO Certificates will not be entitled to any distributions following the eighteenth Distribution Date.

Non-Offered Certificates: The '***Non-Offered Certificates***" consist of the Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"

Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of November 1, 2003.
Cut-off Date:	As to any Mortgage Loan, the later of November 1, 2003 and the origination date of such Mortgage Loan.
Expected Pricing Date:	November [19], 2003.
Expected Closing Date:	November [25], 2003.
Expected Settlement Date:	November [25], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in December 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates (other than the Class A-IO Certificates) will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates (other than the Class A-IO Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The Interest Accrual Period for each Distribution Date with respect to the Class A-IO Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates will not constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	100% PPC. With respect to the Mortgage Loans, 100% PPC assumes 4% CPR in month 1, an additional 1/11th of 24% CPR for each month thereafter, building to 28% CPR in month 12 and remaining constant at 28% CPR thereafter
Mortgage Loans:	As of the Sample Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $212,847,047 (the "Sample Pool"), substantially all of which were fixed rate, closed-end, second lien Mortgage Loans (the "***Mortgage Loans***"). It is expected that (a) additional Mortgage Loans may be delivered to the Trust on the Closing Date and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the Trust or may otherwise be deleted from the Sample Pool and therefore may not be delivered to the Trust on the Closing Date. However, it is not expected that the characteristics of the pool of Mortgage Loans delivered to the Trust on the Closing Date will vary materially from the characteristics of the Sample Pool. See the attached collateral descriptions for additional information.

Pass-Through Rate:

The Pass-Through Rate on each Class of Offered Certificates (other than the Class A-IO Certificates) will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class and (b) the Net Rate Cap.

The Pass-Through Rate on the Class A-IO Certificates will equal (i) 4.75% during the first 18 months and (ii) commencing in the 19th month, and in each month thereafter, 0.00%.

Adjusted Net Mortgage Rate:

The *"**Adjusted Net Mortgage Rate**"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the ***"Expense Fee Rate"***).

Net Rate Cap:

The *"**Net Rate Cap**"* for the Offered Certificates (other than the Class A-IO Certificates) is equal to (a) the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans minus (b) the product of (i) the Class A-IO Certificate Rate and (ii) a fraction, the numerator of which is the Notional Balance of the Class A-IO Certificates and the denominator of which is the unpaid principal balance of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover:

On any Payment Date on which the amount of interest received by any Class of Offered Certificates (other than the Class A-IO Certificates) is determined in accordance with clause (b) of the definition of Pass-Through Rate, the excess of: (a) the amount of interest that would have accrued on the Certificates during the related Interest Accrual Period had the rate not been so limited, over (b) the amount of interest accrued on the Certificates during such period at the Net Rate Cap, and the aggregate of any such shortfalls from previous Distribution Dates, together with accrued interest thereon (at the then applicable Pass-Through Rate, excluding the Net Rate Cap for such class of Certificates), will be paid on subsequent Distribution Dates to the extent funds are available therefore.

Cap Contract:

The Trust will include a Corridor Contract for the benefit of the Certificates (the ***"Corridor Contract"***) as set forth below:

Corridor Contract	*Initial Notional Amount*	*1 Month LIBOR Strike (Per Annum)*	*1 Month LIBOR Ceiling (Per Annum)*
Corridor Contract	$3,192,000	Periods 1-18: 2.87% Periods 19-85: 3.58%	Periods 1-18: 5.37% Periods 19-85: 6.08%

After the Closing Date, the notional amount of the Corridor Contract will remain at the Initial Notional Amount until the payment date in January 2011, when the Notional Amount will equal zero. With respect to each Distribution Date, payments received on the Corridor Contract will be available to pay first, the holders of the Class B Certificates the related Net Rate Carryover, then the holders of the remaining Offered Certificates (other than the Class A-IO Certificates) pro rata, based on certificate principal balance. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the holder of the Class C Certificates and will not be available for payments on the Certificates thereafter.

Credit Enhancement:

Class	S&P/ Moody's	Credit Enhancement (at the Initial Target) (1)
Senior Certificates	AAA/Aaa	31.00%
Class M-1	AA+/Aa2	21.50%
Class M-2	A+/A2	13.75%
Class M-3	A/A3	12.25%
Class M-4	A-/Baa1	9.50%
Class M-5	BBB/Baa2	6.25%
Class B	BBB-/Baa3	4.75%

(1) Reflects total credit enhancement after O/C has been fully funded; it is expected that there will be little or no Overcollateralization on the Closing Date.

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1. Subordination. The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, Certificates with a higher numerical Class designation will be subordinate to, and provide credit support for, those Certificates with a lower numerical designation. The Class B Certificates will be deemed to have the highest numerical Class designation.

2. Overcollateralization. The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("***O/C***"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

3. Excess Cashflow. ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1) and 2) as described under "Certificates Priority of Distributions."

Overcollateralization Target:

Prior to the Stepdown Date, the initial Overcollateralization Target will be zero and will remain at zero through the Distribution Date occurring in December 2003, after which time the required Overcollateralization Target will be equal to 4.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Target"***).

On or after the Stepdown Date, the required Overcollateralization target will be equal to 9.50% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described below) is in effect on the related Distribution Date, the O/C target will be equal to the O/C target on the Distribution Date immediately preceding the current Distribution Date.

Delinquency Trigger Event: With respect to the Certificates, a ***"DelinquencyTrigger Event"*** will occur if the product of (a) 8.86 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage.

As used above, the "Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the certificate principal balance of the most senior class of Certificates as of the preceding master servicer advance date, and (b) the current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger Event: With respect to the Certificates, a ***"Cumulative Loss Trigger Event"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Distribution Date	Percentage
December 2006 – September 2007.........	4.25% with respect to December, 2006, plus an additional 1/12th of 2.75% for each month thereafter until September 2007
October 2007 – November 2007...........	6.50%
December 2007 – November 2008.........	7.00%
December 2008 – November 2009..........	7.50%
December 2009 – and thereafter...........	8.25%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates are reduced to zero; and
(ii) the later to occur of:
  a. the Distribution Date in December 2006
  b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 38.00% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) first, current and unpaid interest, to the Senior Certificates, *pro rata* based on their respective interest distribution amounts, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, to the Class A Certificates and Subordinate Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as principal to the Class A Certificates and Subordinate Certificates to build or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
5) Any remaining Excess Cashflow, to pay Net Rate Carryover remaining after application of proceeds from the Cap contract, as provided below;
6) To the Class C Certificates, any remaining amounts.

Proceeds from the Cap Contract will be available to cover Net Rate Carryover and shall be distributed first to the Class B Certificates and next to the remaining Offered Certificates (other than the Class A-IO Certificates) on a pro rata basis, based on the certificate principal balances thereof, to the extent needed to pay any Net Rate Carryover for each such class; provided that any proceeds of the Cap Contract remaining after such allocation will be distributed to each class of Offered Certificates (other than the Class B and Class A-IO Certificates) with respect to which there remains any unpaid Net Rate Carryover pro rata, based on the amount of such unpaid Net Rate Carryover, until reduced to zero.

To the extent any Net Rate Carryover is not covered by proceeds from the Cap Contract, Excess Cashflow available to cover Net Rate Carryover shall first be distributed to the Certificates then entitled to Net Rate Carryover amounts on a pro rata basis, based on the certificate principal balances thereof, to the extent needed to pay any Net Rate Carryover for each such class; provided that any Excess Cashflow remaining after such allocation will be distributed to each class of Offered Certificates with respect to which there remains any unpaid Net Rate Carryover pro rata, based on the amount of such unpaid Net Rate Carryover, until reduced to zero.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (as described above) is in effect on any Distribution Date, 100% of the available principal funds will be paid, sequentially, to the Class A Certificates, provided, however, that if the Class A Certificates have been retired, such amounts will be applied sequentially to the Subordinate Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event (as described above) is not in effect on such Distribution Date, the Class A and Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, sequentially, to the Class A Certificates from principal collections on the Mortgage Loans, such that the sum of the unpaid principal balance of the Class A-1 and Class A-2 Certificates will have 62.00% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 43.00% subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 27.50% subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 24.50% subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 19.00% subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 12.50% subordination and (vii) seventh, to the Class B Certificates, such that the Class B Certificates will have 9.50% subordination; in each case subject to the O/C floor.

All prepayment penalties collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

[Discount Margin Tables and Collateral Tables to Follow]

Class A-IO Yield Table (%)

Class A-IO (To Call/Mat)

Coupon 4.75%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
Yield @ 6.61606	3.500	3.500	3.500	3.500	3.500
First Payment	Dec03	Dec03	Dec03	Dec03	Dec03
Last Payment	May05	May05	May05	May05	May05

Discount Margin Tables (%) (1)

Class A-2 (To Call)

Margin 0.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	50	50	50	50	50
WAL (yr)	14.96	5.51	3.90	1.84	1.50
MDUR (yr)	13.35	5.27	3.78	1.83	1.49
First Prin Pay	Jul18	Aug06	Jan06	Apr05	Jan05
Last Prin Pay	Nov19	May12	Sep10	Mar06	Sep05

Class A-2 (To Maturity)

Margin 0.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	51	54	55	50	50
WAL (yr)	15.46	6.06	4.39	1.84	1.50
MDUR (yr)	13.74	5.74	4.21	1.83	1.49
First Prin Pay	Jul18	Aug06	Jan06	Apr05	Jan05
Last Prin Pay	Feb30	Jul18	Jul18	Mar06	Sep05

(1) See definition of Pricing Prepayment Speed above.

Class M-1 (To Call)

Margin	0.70%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	70	70	70	70	70
WAL (yr)	14.97	5.70	5.17	4.01	3.27
MDUR (yr)	13.16	5.41	4.95	3.89	3.19
First Prin Pay	Jul18	Feb07	Sep07	Mar06	Sep05
Last Prin Pay	Nov19	May12	Sep10	Mar08	Apr07

Class M-1 (To Maturity)

Margin	0.70%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	71	73	73	76	76
WAL (yr)	15.44	6.27	5.66	4.98	4.06
MDUR (yr)	13.50	5.89	5.38	4.76	3.92
First Prin Pay	Jul18	Feb07	Sep07	Mar06	Sep05
Last Prin Pay	Aug27	Jul18	Jun17	May13	Jun11

Class M-2 (To Call)

Margin	1.70 %				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	170	170	170	170	170
WAL (yr)	14.97	5.68	4.81	3.52	2.74
MDUR (yr)	12.20	5.20	4.48	3.35	2.64
First Prin Pay	Jul18	Jan07	Apr07	Oct06	Feb06
Last Prin Pay	Nov19	May12	Sep10	Mar08	Apr07

Class M-2 (To Maturity)

Margin	1.70%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	172	176	176	176	176
WAL (yr)	15.39	6.24	5.27	3.82	2.99
MDUR (yr)	12.46	5.63	4.85	3.61	2.86
First Prin Pay	Jul18	Jan07	Apr07	Oct06	Feb06
Last Prin Pay	Sep23	Jul18	Jul16	Dec11	Apr10

Class M-3 (To Call)

Margin 2.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	200	200	200	200	200
WAL (yr)	14.97	5.67	4.73	3.31	2.61
MDUR (yr)	11.92	5.14	4.37	3.14	2.50
First Prin Pay	Jul18	Jan07	Mar07	Sep06	Jan06
Last Prin Pay	Nov19	May12	Sep10	Mar08	Apr07

Class M-3 (To Maturity)

Margin 2.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	202	207	207	207	207
WAL (yr)	15.38	6.22	5.17	3.59	2.84
MDUR (yr)	12.17	5.55	4.71	3.38	2.70
First Prin Pay	Jul18	Jan07	Mar07	Sep06	Jan06
Last Prin Pay	Mar23	Jan18	May15	Mar11	Sep09

Class M-4 (To Call)

Margin 2.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	250	250	250	250	250
WAL (yr)	14.97	5.67	4.70	3.25	2.57
MDUR (yr)	11.49	5.05	4.28	3.05	2.44
First Prin Pay	Jul18	Dec06	Feb07	Jul06	Dec05
Last Prin Pay	Nov19	May12	Sep10	Mar08	Apr07

Class M-4 (To Maturity)

Margin 2.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	252	258	258	258	259
WAL (yr)	15.38	6.19	5.12	3.52	2.78
MDUR (yr)	11.71	5.42	4.59	3.27	2.63
First Prin Pay	Jul18	Dec06	Feb07	Jul06	Dec05
Last Prin Pay	Feb23	Sep17	Jan15	Dec10	Jul09

Class M-5 (To Call)

Margin 3.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	300	300	300	300	300
WAL (yr)	14.97	5.66	4.67	3.19	2.52
MDUR (yr)	11.08	4.96	4.19	2.97	2.38
First Prin Pay	Jul18	Dec06	Jan07	Jun06	Nov05
Last Prin Pay	Nov19	May12	Sep10	Mar08	Apr07

Class M-5 (To Maturity)

Margin 3.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 100-00	302	309	309	309	310
WAL (yr)	15.36	6.13	5.04	3.43	2.72
MDUR (yr)	11.28	5.28	4.46	3.16	2.54
First Prin Pay	Jul18	Dec06	Jan07	Jun06	Nov05
Last Prin Pay	Dec22	Nov16	May14	Jul10	Feb09

Class B (To Call)

Margin 5.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 96.09931	592	635	650	690	722
WAL (yr)	14.97	5.67	4.66	3.15	2.50
MDUR (yr)	9.16	4.49	3.84	2.74	2.23
First Prin Pay	Jul18	Dec06	Jan07	May06	Nov05
Last Prin Pay	Nov19	May12	Sep10	Mar08	Apr07

Class B (To Maturity)

Margin 5.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	180%
DM @ 96.09931	595	643	657	696	727
WAL (yr)	15.32	6.04	4.95	3.34	2.66
MDUR (yr)	9.28	4.68	4.01	2.88	2.35
First Prin Pay	Jul18	Dec06	Jan07	May06	Nov05
Last Prin Pay	Jun22	Jul15	Mar13	Oct09	Aug08

[Collateral Tables to Follow]

Fixed $212,847,047

Detailed Report

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)		Range		
Total Number of Loans	5,341			
Total Outstanding Loan Balance	$212,847,047			
Average Loan Balance	$39,852	$114	to	$319,228
WA Mortgage Rate	9.593%	4.995%	to	14.990%
Net WAC	9.084%	4.486%	to	14.481%
WA Original Term (months)	196	60	to	360
WA Remaining Term (months)	191	18	to	358
WA LTV	95.66%	8.00%	to	100.00%
WA FICO	681			
Percentage of Pool with Prepayment Penalties at Loan Orig	50.05%			
Percentage of Pool Secured by: 1st Liens	0.68%			
Percentage of Pool Secured by: 2nd Liens	99.32%			

Top 5 States:	Top 5 Prop:	Top 5 Docs:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 49.02%	SFR: 69.86%	FULL DOC: 59.20%	PURCH: 71.82%	OOC: 97.16%	A: 90.61%	0: 49.95%
MD: 4.54%	PUD: 14.25%	STATED: 26.21%	RFCO: 22.35%	NOO: 2.51%	A-: 9.29%	6: 0.06%
FL: 4.37%	CONDO: 9.70%	REDUCED: 12.50%	REFI: 5.83%	2ND: 0.33%	B: 0.08%	12: 8.29%
VA: 3.92%	2 FAM: 3.22%	ALT DOCS: 1.24%			C: 0.02%	18: 0.08%
IL: 3.34%	4 FAM: 1.48%	SIMPLE: 0.83%				24: 24.13%
						30: 0.03%
						36: 16.04%
						42: 0.03%
						48: 0.03%
						60: 1.36%

Fixed $212,847,047

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
FIXED 15YR	$1,040,971	23	0.49	$45,260	6.250	8.750	7.220	6.711	175.38	4.00	737	56.1
FIXED 20YR	$130,499	2	0.06	$65,249	8.240	10.990	10.225	9.716	237.72	2.28	658	20.0
FIXED 5YR - 2nd	$923,157	169	0.43	$5,462	9.250	14.740	11.879	11.370	52.92	6.90	626	93.7
FIXED 10YR - 2nd	$5,106,471	469	2.40	$10,888	5.995	14.750	11.647	11.138	112.80	6.49	630	96.0
FIXED 15YR - 2nd	$24,309,935	742	11.42	$32,763	5.500	13.999	8.921	8.412	174.90	4.52	688	92.5
FIXED 20YR - 2nd	$51,562,077	1,184	24.22	$43,549	6.795	13.990	10.563	10.054	234.28	5.17	641	99.6
FIXED 30YR - 2nd	$3,793,299	91	1.78	$41,685	7.070	13.000	10.131	9.622	350.99	5.07	716	95.5
FIX30/15 BAL	$267,295	5	0.13	$53,459	6.250	7.375	6.887	6.378	176.00	4.00	758	49.1
FIX30/15 BAL - 2nd	$125,656,191	2,655	59.04	$47,328	4.995	14.990	9.233	8.724	176.20	3.80	697	95.2
FIX30/20 BAL - 2nd	$57,151	1	0.03	$57,151	10.250	10.250	10.250	9.741	238.00	2.00	633	100.0
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Original Term to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
Fixed 60	$923,157	169	0.43	$5,462	9.250	14.740	11.879	11.370	52.92	6.90	626	93.7
Fixed 120	$5,106,471	469	2.40	$10,888	5.995	14.750	11.647	11.138	112.80	6.49	630	96.0
Fixed 180	$151,274,392	3,425	71.07	$44,168	4.995	14.990	9.165	8.656	175.99	3.91	696	94.4
Fixed 240	$51,749,727	1,187	24.31	$43,597	6.795	13.990	10.562	10.053	234.29	5.16	641	99.4
Fixed 360	$3,793,299	91	1.78	$41,685	7.070	13.000	10.131	9.622	350.99	5.07	716	95.5
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
$0 - $25000	$23,522,968	1,584	11.05	$14,850	4.995	14.990	10.097	9.588	169.44	4.76	670	94.3
$25000.01 - $50000	$81,827,923	2,263	38.44	$36,159	5.500	13.999	9.580	9.071	197.15	4.36	679	96.1
$50000.01 - $75000	$62,846,310	1,030	29.53	$61,016	5.750	13.950	9.539	9.030	193.32	4.28	684	96.4
$75000.01 - $100000	$31,347,419	363	14.73	$86,357	5.750	13.750	9.693	9.184	191.32	4.10	683	96.0
$100000.01 - $ 150000	$9,751,147	83	4.58	$117,484	6.395	12.000	8.867	8.358	185.89	3.88	699	93.6
$150000.01 - $ 200000	$2,354,499	13	1.11	$181,115	6.750	11.125	8.681	8.172	176.31	3.69	694	82.4
$200000.01 - $ 250000	$877,554	4	0.41	$219,388	6.875	11.000	8.965	8.456	175.05	4.95	687	87.6
$300000.01 - $ 350000	$319,228	1	0.15	$319,228	7.125	7.125	7.125	6.616	177.00	3.00	742	85.0
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Fixed $212,847,047

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
AL	$187,267	7	0.09	$26,752	7.875	11.040	10.016	9.507	192.29	3.26	657	98.6
AZ	$5,147,955	167	2.42	$30,826	5.895	13.990	10.208	9.699	205.29	4.51	676	97.7
AR	$154,486	8	0.07	$19,311	6.995	13.250	9.521	9.012	178.53	5.45	686	95.0
CA	$104,327,055	2,056	49.02	$50,743	5.750	13.250	9.560	9.051	189.64	4.38	683	95.8
CO	$4,616,526	127	2.17	$36,351	6.125	12.990	9.934	9.425	196.62	4.52	664	96.8
CT	$2,167,265	73	1.02	$29,689	6.395	13.750	10.184	9.675	190.43	4.55	661	93.0
DE	$173,079	7	0.08	$24,726	9.125	12.625	10.246	9.737	267.56	4.20	715	95.9
DC	$887,339	18	0.42	$49,297	5.870	9.950	6.914	6.405	176.97	3.03	746	90.5
FL	$9,306,575	373	4.37	$24,951	5.995	14.750	10.493	9.984	182.83	4.69	661	96.8
GA	$3,692,419	109	1.73	$33,875	4.995	13.750	8.850	8.341	186.01	3.80	693	95.7
HI	$1,187,703	30	0.56	$39,590	8.990	14.740	11.092	10.583	203.20	5.51	661	99.2
ID	$1,252,772	54	0.59	$23,199	5.995	13.500	9.486	8.977	187.03	3.84	693	95.1
IL	$7,098,666	236	3.34	$30,079	5.920	13.999	9.935	9.426	190.62	4.37	676	96.1
IN	$836,165	33	0.39	$25,338	6.670	13.000	11.114	10.605	186.29	3.50	654	99.2
IA	$538,801	22	0.25	$24,491	6.295	13.750	10.380	9.871	207.33	4.31	650	99.0
KS	$559,180	20	0.26	$27,959	6.420	12.600	10.100	9.591	221.79	3.61	655	99.1
KY	$414,443	15	0.19	$27,630	6.795	13.125	9.271	8.762	175.93	3.79	695	97.0
LA	$315,014	10	0.15	$31,501	7.500	13.625	9.645	9.136	188.14	3.85	666	92.8
ME	$105,992	5	0.05	$21,198	8.750	13.990	10.922	10.413	184.58	4.35	666	96.8
MD	$9,657,358	243	4.54	$39,742	5.500	13.950	8.427	7.918	178.34	3.63	708	92.5
MA	$4,269,442	96	2.01	$44,473	5.845	13.000	9.877	9.368	205.61	4.31	695	94.6
MI	$2,145,429	64	1.01	$33,522	6.375	13.750	10.205	9.696	197.51	4.50	661	95.8
MN	$3,497,078	102	1.64	$34,285	6.170	13.750	9.855	9.346	197.53	4.56	662	97.5
MS	$61,645	2	0.03	$30,823	9.030	9.750	9.363	8.854	206.89	5.39	667	97.6
MO	$1,134,552	48	0.53	$23,636	6.420	13.750	10.209	9.700	199.00	4.47	660	96.5
MT	$132,264	6	0.06	$22,044	6.970	13.250	10.589	10.080	206.16	4.03	685	97.0
NE	$211,566	9	0.10	$23,507	7.000	12.750	10.558	10.049	192.87	3.81	646	98.7
NV	$3,585,938	99	1.68	$36,222	6.870	13.990	10.359	9.850	200.19	5.09	657	97.4
NH	$738,816	20	0.35	$36,941	6.420	13.250	9.647	9.138	198.45	3.88	694	94.0
NJ	$4,921,974	119	2.31	$41,361	5.625	14.740	9.368	8.859	195.46	3.93	687	94.7
NM	$195,897	6	0.09	$32,649	6.245	11.125	7.985	7.476	185.23	4.46	726	82.5
NY	$6,407,722	131	3.01	$48,914	5.570	12.950	9.413	8.904	194.31	4.69	685	92.2
NC	$2,430,524	87	1.14	$27,937	5.625	13.990	9.920	9.411	191.53	4.36	667	96.9
ND	$191,371	7	0.09	$27,339	7.250	9.730	8.624	8.115	201.79	3.79	692	91.3
OH	$1,491,195	50	0.70	$29,824	6.750	13.000	10.264	9.755	193.16	4.20	665	96.8
OK	$418,886	15	0.20	$27,926	5.845	12.375	9.910	9.401	178.50	5.12	656	93.7
OR	$3,277,134	104	1.54	$31,511	6.620	13.250	9.521	9.012	200.05	3.94	675	98.5
PA	$2,624,995	82	1.23	$32,012	6.170	14.990	8.905	8.396	206.61	3.79	694	90.8
RI	$531,148	18	0.25	$29,508	7.000	12.990	10.589	10.080	202.18	3.55	713	94.5
SC	$842,064	28	0.40	$30,074	6.125	12.990	9.273	8.764	202.48	3.94	676	94.4
SD	$134,933	3	0.06	$44,978	7.250	11.125	8.068	7.559	176.00	4.00	722	77.1
TN	$1,550,471	62	0.73	$25,008	6.125	14.740	9.048	8.539	185.48	3.83	680	97.3
TX	$2,369,575	88	1.11	$26,927	7.125	13.750	10.210	9.701	195.28	4.60	662	98.5

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For
Countrywide Asset-Backed Certificates, Series 2003-SC1

Fixed $212,847,047

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
UT	$1,561,902	49	0.73	$31,876	6.745	12.875	10.187	9.678	195.08	5.18	661	97.4
VT	$44,024	3	0.02	$14,675	10.550	13.375	12.340	11.831	164.77	4.14	631	99.5
VA	$8,342,920	210	3.92	$39,728	5.500	13.990	8.438	7.929	181.50	3.68	703	93.9
WA	$5,782,476	166	2.72	$34,834	6.250	13.750	9.947	9.438	200.34	4.18	675	97.2
WV	$138,753	6	0.07	$23,125	6.545	12.000	10.381	9.872	182.33	4.25	651	98.7
WI	$1,157,552	47	0.54	$24,629	7.420	13.750	10.030	9.521	217.53	4.21	663	98.4
WY	$28,743	1	0.01	$28,743	10.500	10.500	10.500	9.991	233.00	7.00	593	100.0
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG LTV
50.00 or Less	$1,381,116	34	0.65	$40,621	5.845	10.990	7.270	6.761	184.73	3.66	737	33.9
50.01-55.00	$159,233	4	0.07	$39,808	6.000	9.250	6.971	6.462	176.53	3.47	732	51.6
55.01-60.00	$227,711	6	0.11	$37,952	5.750	9.000	7.823	7.314	176.96	3.04	685	58.6
60.01-65.00	$340,293	7	0.16	$48,613	6.520	8.999	8.104	7.595	198.94	3.03	710	63.3
65.01-70.00	$1,375,580	19	0.65	$72,399	6.250	11.250	8.381	7.872	175.64	4.13	690	67.9
70.01-75.00	$1,759,302	30	0.83	$58,643	5.750	12.250	8.637	8.128	182.02	4.10	672	73.0
75.01-80.00	$3,102,990	64	1.46	$48,484	5.995	13.990	7.879	7.370	176.34	4.20	715	78.5
80.01-85.00	$3,498,046	129	1.64	$27,117	5.500	13.990	7.928	7.419	177.02	4.23	704	83.8
85.01-90.00	$27,299,888	716	12.83	$38,128	4.995	14.750	8.176	7.667	179.32	3.90	710	89.3
90.01-95.00	$51,765,204	1,567	24.32	$33,035	5.750	14.990	8.970	8.461	175.86	4.38	698	94.7
95.01-100.00	$121,937,682	2,765	57.29	$44,100	6.245	13.990	10.330	9.821	201.62	4.40	665	99.8
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
4.501 - 5.000	$12,953	1	0.01	$12,953	4.995	4.995	4.995	4.486	177.00	3.00	677	90.0
5.001 - 5.500	$147,034	5	0.07	$29,407	5.500	5.500	5.500	4.991	177.14	2.56	764	86.9
5.501 - 6.000	$1,691,942	51	0.79	$33,175	5.570	6.000	5.866	5.357	176.02	3.05	758	81.6
6.001 - 6.500	$7,524,551	194	3.54	$38,786	6.020	6.500	6.331	5.822	175.79	3.22	754	87.5
6.501 - 7.000	$11,188,204	266	5.26	$42,061	6.520	7.000	6.804	6.295	176.81	3.43	739	90.4
7.001 - 7.500	$12,468,223	273	5.86	$45,671	7.020	7.500	7.326	6.817	183.85	3.77	735	90.0
7.501 - 8.000	$18,045,132	397	8.48	$45,454	7.520	8.000	7.836	7.327	185.48	3.88	724	91.6
8.001 - 8.500	$11,011,291	238	5.17	$46,266	8.040	8.500	8.305	7.796	183.93	3.89	718	94.5
8.501 - 9.000	$17,805,741	382	8.37	$46,612	8.520	9.000	8.863	8.354	192.82	4.14	698	95.7
9.001 - 9.500	$21,768,574	491	10.23	$44,335	9.020	9.500	9.351	8.842	198.26	4.20	686	97.0
9.501 - 10.000	$37,977,506	829	17.84	$45,811	9.510	10.000	9.888	9.379	199.38	4.43	651	98.4

Fixed $212,847,047

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
10.001 - 10.500	$14,026,405	317	6.59	$44,247	10.010	10.500	10.348	9.839	189.24	4.37	656	97.3
10.501 - 11.000	$17,981,437	414	8.45	$43,433	10.510	11.000	10.864	10.355	185.72	3.90	658	97.4
11.001 - 11.500	$8,716,366	263	4.10	$33,142	11.040	11.500	11.359	10.850	183.51	4.72	639	97.6
11.501 - 12.000	$11,316,992	413	5.32	$27,402	11.509	12.000	11.831	11.322	187.66	5.41	636	98.4
12.001 - 12.500	$6,066,394	331	2.85	$18,327	12.100	12.500	12.378	11.869	188.04	5.81	649	97.3
12.501 - 13.000	$10,074,166	301	4.73	$33,469	12.508	13.000	12.830	12.321	219.20	5.53	649	99.0
13.001 - 13.500	$1,613,713	55	0.76	$29,340	13.125	13.500	13.263	12.754	203.32	6.66	644	99.3
13.501 - 14.000	$3,325,383	107	1.56	$31,078	13.625	13.999	13.775	13.266	206.73	6.07	629	99.6
14.001 - 14.500	$11,157	2	0.01	$5,579	14.290	14.500	14.430	13.921	88.22	10.00	585	95.0
14.501 - 15.000	$73,882	11	0.03	$6,717	14.740	14.990	14.799	14.290	105.74	7.08	605	93.9
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
SFR	$148,703,113	3,790	69.86	$39,236	4.995	14.990	9.725	9.216	192.69	4.41	675	95.8
PUD	$30,338,168	642	14.25	$47,256	5.500	13.990	8.618	8.109	182.74	3.85	706	94.0
CONDO	$20,645,188	559	9.70	$36,932	6.020	14.740	9.521	9.012	188.85	4.31	687	97.1
2 FAM	$6,855,410	195	3.22	$35,156	6.045	13.990	10.549	10.040	191.76	4.47	681	96.4
4 FAM	$3,150,535	70	1.48	$45,008	7.170	13.000	10.514	10.005	230.74	4.33	723	93.3
3 FAM	$1,374,639	39	0.65	$35,247	7.250	12.240	9.860	9.351	178.36	3.93	710	91.2
PUDA	$881,012	21	0.41	$41,953	8.390	12.990	11.045	10.536	176.51	3.49	660	99.4
TOWN HM	$394,931	13	0.19	$30,379	7.250	12.500	9.557	9.048	188.33	4.05	680	94.7
SFA	$367,329	10	0.17	$36,733	8.625	12.990	10.267	9.758	178.94	3.36	655	98.4
HI CONDO	$136,723	2	0.06	$68,361	8.250	11.125	9.923	9.414	174.51	5.49	688	97.9
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
PURCH	$152,862,020	3,800	71.82	$40,227	5.500	14.990	9.707	9.198	191.27	4.31	684	97.2
RFCO	$47,565,730	1,205	22.35	$39,474	5.625	13.910	9.415	8.906	191.56	4.47	671	91.3
REFI	$12,419,297	336	5.83	$36,962	4.995	13.750	8.874	8.365	189.56	3.78	689	93.2
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Fixed $212,847,047

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
OOC	$206,794,639	5,025	97.16	$41,153	4.995	14.990	9.553	9.044	191.33	4.30	681	95.8
NOO	$5,350,586	289	2.51	$18,514	6.250	13.990	11.171	10.662	190.32	4.76	703	92.1
2ND HM	$701,822	27	0.33	$25,993	6.250	13.000	9.438	8.929	169.95	4.74	701	81.7
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
1 - 120	$6,134,745	643	2.88	$9,541	5.995	14.750	11.678	11.169	103.62	6.53	630	95.7
121 - 180	$151,306,823	3,424	71.09	$44,190	4.995	14.990	9.165	8.656	176.00	3.92	696	94.4
181 - 300	$51,664,515	1,185	24.27	$43,599	6.795	13.990	10.560	10.051	234.52	5.16	641	99.3
301 - 360	$3,740,964	89	1.76	$42,033	7.070	13.000	10.134	9.625	353.28	5.01	716	95.5
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
FULL DOC	$126,010,645	3,444	59.20	$36,588	4.995	14.740	9.189	8.680	190.88	4.44	674	95.5
STATED	$55,795,966	1,218	26.21	$45,809	6.600	14.990	11.044	10.535	194.04	4.12	679	98.6
REDUCED	$26,606,728	550	12.50	$48,376	6.250	13.240	8.713	8.204	185.46	4.07	716	90.7
ALT DOCS	$2,647,299	58	1.24	$45,643	7.000	10.000	7.743	7.234	175.57	4.42	743	91.8
SIMPLE	$1,776,508	70	0.83	$25,379	6.350	14.750	8.578	8.069	237.73	5.06	718	95.7
STREAMLI	$9,901	1	0.00	$9,901	9.875	9.875	9.875	9.366	176.00	4.00	652	84.0
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
801 - 820	$943,732	23	0.44	$41,032	5.750	8.500	6.759	6.250	176.14	3.41	806	74.4
781 - 800	$6,135,128	152	2.88	$40,363	5.570	12.875	7.811	7.302	183.70	4.00	788	92.5
761 - 780	$12,867,869	307	6.05	$41,915	5.500	12.875	7.767	7.258	183.66	3.63	770	92.3
741 - 760	$17,308,299	361	8.13	$47,945	5.500	13.000	7.996	7.487	186.64	3.87	750	93.5
721 - 740	$20,202,609	440	9.49	$45,915	5.625	13.000	8.379	7.870	184.05	3.78	730	94.4
701 - 720	$21,675,355	493	10.18	$43,966	5.625	13.990	8.801	8.292	184.46	3.93	710	94.8
681 - 700	$23,567,813	544	11.07	$43,323	5.625	13.240	9.081	8.572	186.50	3.95	690	95.0
661 - 680	$24,865,851	595	11.68	$41,791	4.995	14.990	9.943	9.434	190.88	4.11	670	96.7

Fixed $212,847,047

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
641 - 660	$28,877,572	753	13.57	$38,350	7.250	13.990	10.680	10.171	195.81	4.31	650	97.2
621 - 640	$29,845,977	756	14.02	$39,479	7.875	13.999	11.223	10.714	200.31	4.90	631	97.7
601 - 620	$8,004,892	292	3.76	$27,414	9.000	13.990	11.075	10.566	188.76	4.97	612	96.3
581 - 600	$17,457,578	586	8.20	$29,791	6.795	14.750	10.562	10.053	206.78	5.89	591	98.3
561 - 580	$1,094,370	39	0.51	$28,061	8.920	12.990	10.479	9.970	186.64	5.55	579	95.4
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
A	$192,865,376	4,694	90.61	$41,088	4.995	14.990	9.495	8.986	189.90	4.17	690	95.4
A-	$19,764,325	642	9.29	$30,786	6.795	14.750	10.535	10.026	204.27	5.67	598	97.9
B	$172,051	4	0.08	$43,013	8.920	13.990	10.858	10.349	175.52	4.48	579	94.8
C	$45,295	1	0.02	$45,295	11.050	11.050	11.050	10.541	238.00	2.00	613	79.9
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0	$106,325,017	2,569	49.95	$41,388	4.995	14.990	8.770	8.261	184.31	4.11	705	92.8
6	$129,744	2	0.06	$64,872	9.990	10.000	9.997	9.488	176.34	3.66	664	96.7
12	$17,643,257	340	8.29	$51,892	7.000	13.250	10.083	9.574	185.74	4.18	691	97.4
18	$160,979	2	0.08	$80,489	9.250	11.100	10.241	9.732	177.46	2.54	679	100.0
24	$51,354,375	1,517	24.13	$33,853	7.899	14.750	10.694	10.185	209.34	5.27	639	99.2
30	$58,506	2	0.03	$29,253	11.750	11.999	11.907	11.398	174.63	5.37	648	98.2
36	$34,148,754	834	16.04	$40,946	6.875	14.740	10.186	9.677	189.62	3.68	669	98.0
42	$70,922	1	0.03	$70,922	8.999	8.999	8.999	8.490	178.00	2.00	635	91.0
48	$59,941	1	0.03	$59,941	11.250	11.250	11.250	10.741	177.00	3.00	659	100.0
60	$2,895,552	73	1.36	$39,665	7.490	13.399	10.178	9.669	178.99	3.16	671	98.8
	$212,847,047	**5,341**	**100.00**	**$39,852**	**4.995**	**14.990**	**9.593**	**9.084**	**191.23**	**4.31**	**681**	**95.7**